UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
("Pearson" or the "Company")

Pearson announces that the following documents have been published today and are available on its website at pearsonplc.com/investors/performance/results-reports-presentations
-     Annual Report and Accounts for the year ended 31 December 2024 (the "Annual Report")
-     Annual Report on Form 20-F for the year ended 31 December 2024 (the "20-F")

The Annual Report has been submitted to the National Storage Mechanism in accordance with UK Listing Rule 6.4.1 and will shortly be available for inspection in unedited full text at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The 20-F has today been filed with the U.S. Securities and Exchange Commission.

A hard copy of the complete audited financial statements can be obtained free of charge from the Company Secretary at companysecretary@pearson.com.

This announcement is made in accordance with DTR 6.3.5R(1A).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 14 March 2025
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary